Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
The KeyW Holding Corporation
at
$11.25 Net Per Share
by
Atom Acquisition Sub, Inc.
a wholly owned indirect subsidiary of
Jacobs Engineering Group Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 p.m., NEW YORK CITY TIME, ON JUNE 11, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Atom Acquisition Sub, Inc., a Maryland corporation (which we refer to as “Merger Sub”), a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (which we refer to as “Parent” or “Jacobs”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The KeyW Holding Corporation, a Maryland corporation (which we refer to as “KeyW” or the “Company”), at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 21, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and KeyW. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer, and subject to the satisfaction or waiver (to the extent permitted by applicable law) of specified conditions, Merger Sub will be merged (the “Merger”) with and into KeyW in accordance with Section 3-106.1 of the General Corporation Law of the State of Maryland (the “MGCL”) without a vote on the adoption of the Merger Agreement by the KeyW stockholders, with KeyW continuing as the surviving company (which we refer to as the “Surviving Company”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) KeyW or (ii) Parent, Merger Sub or any of their respective wholly-owned subsidiaries, which Shares will automatically be cancelled, for no consideration, retired and will cease to exist) will automatically be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, KeyW will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), together with the Shares then owned by Parent and its direct and indirect wholly-owned subsidiaries, representing at least a majority of the Shares then outstanding (the “Minimum Condition”). The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of KeyW, among other things, has adopted resolutions unanimously among those voting (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), (ii) determining that it is in the best interests of KeyW and the stockholders of KeyW that KeyW enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein, (iii) resolving that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer and (iv) resolving to recommend that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms of the Offer is provided herein on pages 1 through 10 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

May 13, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to one (1) minute after 11:59 p.m., New York City time, on June 11, 2019 (the “Expiration Date,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Depositary for the Offer is:

If delivering via USPS:	If delivering via UPS, Fedex or Courier:

Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1342 Brentwood, NY 11717-0693	Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions: (855) 793-5068

The Information Agent for the Offer is:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 305-0855
Email: info@okapipartners.com

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent (as defined below) and Merger Sub (as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning The KeyW Holding Corporation, a Maryland corporation (which we refer to as “KeyW” or the “Company”), contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Merger Sub by KeyW or has been taken from or is based upon publicly available documents or records of KeyW on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of KeyW (the “Shares”).

Price Offered Per Share	$11.25 net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes.

Scheduled Expiration of Offer	One (1) minute after 11:59 p.m., New York City time, on June 11, 2019, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Atom Acquisition Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent” or “Jacobs”).

KeyW Board Recommendation	The board of directors of KeyW (the “KeyW Board”) has resolved to recommend that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to purchase my Shares?

Merger Sub, a wholly owned indirect subsidiary of Jacobs, is offering to purchase for cash all of the outstanding Shares. Merger Sub is a Maryland corporation that was formed for the sole purpose of making the Offer, being merged with and into KeyW (the “Merger”) and ancillary activities in connection with the Offer and the Merger. Jacobs’ common stock, par value $1.00 per share, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “JEC.” Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction- and program-management services for business, industrial, commercial, government and infrastructure sectors globally.

See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Jacobs Engineering Group Inc. alone, the term “Merger Sub” to refer to Atom Acquisition Sub, Inc. alone and the terms “KeyW” and the “Company” to refer to The KeyW Holding Corporation alone.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and all of the equity interests in, KeyW. If the Offer is consummated, Parent intends to cause Merger Sub to consummate the Merger as soon as reasonably practicable thereafter (as described below). Upon consummation of the Merger, KeyW would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from The Nasdaq Stock Market LLC (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 12 — “Purpose of the Offer; Plans for KeyW.”

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.25 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and KeyW have entered into an Agreement and Plan of Merger, dated as of April 21, 2019 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and Merger. If the Minimum Condition (as defined below) and the other conditions to the Offer are satisfied or waived (to the extent permitted by applicable law) on or before the Expiration Date and we consummate the Offer, we intend to effect the Merger as soon as reasonably practicable thereafter pursuant to Section 3-106.1 of the General Corporation Law of the State of Maryland (the “MGCL”) without a vote on the adoption of the Merger Agreement by the KeyW stockholders.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $890 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger, including (i) the payment of the Merger Consideration in respect of each outstanding Share that will be cancelled in connection with the Merger and Shares underlying any outstanding options, restricted stock units and other equity awards, (ii) the repayment of KeyW’s existing debt and (iii) the payment of related fees and expenses. Parent is a publicly traded company with an equity market capitalization of approximately $10.7 billion (based upon the closing price of Parent shares on the NYSE on May 10, 2019) and has, or will have available to it, sufficient funds to purchase the Shares in the Offer from a variety of sources, including cash on hand and borrowings under Parent’s Revolving Credit Facility (as defined below). The Offer is not conditioned upon entering into any financing arrangements.

On March 27, 2019, Jacobs entered into a second amended and restated credit agreement (the “Revolving Credit Facility”) which amended and restated its existing revolving credit facility by, among other things, (a) extending the maturity date of the credit facility to March 27, 2024, (b) increasing the facility amount to $2.25 billion (with an accordion feature that allows a further increase of the facility amount up to $3.25 billion), and (c) eliminating the covenants restricting investments, joint ventures and acquisitions by Jacobs and its subsidiaries.

The Revolving Credit Facility is annexed hereto and incorporated by reference as Exhibit (b)(1). KeyW stockholders and other interested parties should read the Revolving Credit Facility in its entirety.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares (subject to limited exceptions for Shares held by KeyW or us or our wholly-owned subsidiaries) solely for cash;
•	the Offer and the Merger are not subject to any financing condition;
•	as described above, we expect to have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as soon as reasonably practicable after the Acceptance Time (as defined below) (but in any event no later than the date of the payment for the Shares tendered in the Offer); and
•	if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by KeyW or us or our wholly-owned subsidiaries) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one (1) minute after 11:59 p.m., New York City time, on June 11, 2019 to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The time of acceptance for payment and purchase of all Shares validly tendered (and not properly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time,” and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived (to the extent permitted by applicable law) as of the then-scheduled Expiration Date, for one or more successive periods of up to five (5) business days each (or such longer period of up to twenty (20) business days as Parent and KeyW may agree) in order to permit the satisfaction of the Offer Conditions; provided that Merger Sub will not be required to extend the Offer beyond August 31, 2019 (such date, the “Outside Date”), and may not extend the Offer beyond such date without the consent of KeyW. In addition, Merger Sub must extend the Offer (but not beyond the Outside Date) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or NASDAQ. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., which is the depositary and paying agent for the Offer (the “Depositary”) of any extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (the “Offer Conditions”):

•	the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”);
•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), together with the Shares then owned by Parent and its direct and indirect wholly-owned subsidiaries, representing at least a majority of the Shares then outstanding (the “Minimum Condition”);
•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”) at or prior to the Acceptance Time (the “Regulatory Condition”); the Regulatory Condition has been satisfied as of 3:35 p.m., New York City time, on May 9, 2019, when the parties received early termination of the HSR Act waiting period, effective immediately;
•	the absence of any judgment, order, law or other legal restraint enacted, issued or entered by any governmental entity of competent jurisdiction which is in effect at the Acceptance Time and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger (the “Governmental Restraint Condition”);
•	the accuracy of representations and warranties made by KeyW in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);
•	the performance or compliance by KeyW in all material respects with the agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time (the “Covenants Condition”);
•	since the date of the Merger Agreement, no Company Material Adverse Effect, as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Merger Agreement; Other Agreements — Representations and Warranties”, shall have occurred and be continuing as of the Expiration Date (the “MAE Condition”);
•	Parent shall have received a certificate of KeyW, duly executed by an executive officer of KeyW, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition shall have been satisfied; and
•	the KeyW Board (i) shall not have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Merger Sub its recommendation that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (ii) shall not have made a Company Change in Recommendation (as such term is defined in the Merger Agreement), in each case, as described in more detail in Section 11 — “The Merger Agreement; Other Agreements”.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

We expressly reserve the right (but shall not be obligated) to, among other things, waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of KeyW, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Restraint Condition, (v) add any condition to the Offer or any term that is adverse to the holders of Shares, (vi) except as otherwise required or expressly permitted by the Merger Agreement, extend the Expiration Date, (vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act or (viii) otherwise amend, supplement or modify any of the other terms or conditions of the Offer in a manner adverse to the holders of Shares.

See Section 15 — “Conditions of the Offer.”

What does KeyW’s board of directors think about the Offer?

The KeyW Board has unanimously among those voting:

•	approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”);
•	determined that it is in the best interests of KeyW and the stockholders of KeyW that KeyW enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein;
•	resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer; and
•	resolved to recommend that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer (such recommendation, the “KeyW Board Recommendation”).

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with KeyW.”

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depositary, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, in either case, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.
•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent (as defined below) if you are located outside the United States or Canada.
•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered no later than the Expiration Date.

KeyW stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after July 12, 2019, which is the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will KeyW continue as a public company?

No. As soon as reasonably practicable following the consummation of the Offer, we expect to consummate the Merger pursuant to applicable provisions of the MGCL, after which KeyW will continue as the surviving company (the “Surviving Company”) and will become a wholly owned indirect subsidiary of Parent and the Shares will no longer be publicly traded. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied, and we consummate the Offer, then, in accordance with the terms of the Merger Agreement, we will consummate the Merger as soon as reasonably practicable thereafter pursuant to Section 3-106.1 of the MGCL without a vote on the adoption of the Merger Agreement by the KeyW stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase and payment in the Offer, nor will we consummate the Merger.

See Section 1 — “Terms of the Offer.”

Under the applicable provisions of the Merger Agreement, the Offer and the MGCL, if we consummate the Offer, KeyW stockholders who have not tendered their Shares in the Offer (i) will not be required to vote on the adoption of the Merger Agreement and (ii) will, upon consummation of the Merger, have their Shares converted into the right to receive the same cash consideration as was payable in the Offer, without interest (the “Merger Consideration”) and less any applicable withholding taxes. Pursuant to Section 3-202 of the MGCL, no appraisal rights are available to KeyW stockholders.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for KeyW — Merger Without a Stockholder Vote” and Section 17 — “No Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will be consummated as promptly as reasonably practicable after the consummation of the Offer and all of the Shares outstanding prior to the Effective Time (subject to limited exceptions for Shares held by KeyW or us or our wholly-owned subsidiaries) will at the Effective Time be cancelled and converted into the right to receive the Merger Consideration. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares than if you wait for the Merger.

See the “Introduction,” Section 13 — “Certain Effects of the Offer” and Section 17 — “No Appraisal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived (to the extent permitted by applicable law) on or before the Expiration Date and we consummate the Offer and accept your Shares for purchase and payment, we will deposit the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

The Depositary will pay an amount equal to the number of Shares you tendered multiplied by $11.25 in cash without interest, less any applicable withholding taxes, promptly after the Expiration Date, subject to having timely received the items described in Section 2 — “Acceptance for Payment and Payment of Shares.” Accordingly, if tendering stockholders delay providing the Depositary with items described in Section 2 — “Acceptance for Payment and Payment of Shares,” they may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the market value of my Shares as of a recent date?

On April 18, 2019, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $7.86. On May 10, 2019, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $11.29. The Offer Price represents a premium of approximately 43% to the April 18, 2019 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, KeyW will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of, any KeyW securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No dissenters’ or appraisal rights or rights of an objecting stockholder shall be available with respect to the Offer or the Merger.

See Section 17 — “No Appraisal Rights.”

What will happen to my stock options in the Offer?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each option to acquire Shares granted by KeyW (“KeyW Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of a KeyW Option, the holder of the KeyW Option will be entitled to receive, for each Share subject to the cancelled KeyW Option a lump sum cash payment (the “Option Payment Amount”) equal to the difference between the Merger Consideration and the exercise price of the KeyW Option. The payments described above will be paid through the Surviving Company’s payroll to the former holders of KeyW Options as soon as practicable following the Effective Time. Notwithstanding the foregoing, any KeyW Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. The payment of the Option Payment Amount shall be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended (the “Code”) or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of that KeyW Option for all purposes under the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of KeyW Equity Awards.”

What will happen to my restricted stock unit awards, restricted stock awards, performance stock unit awards and long-term incentive shares in the Offer?

KeyW restricted stock unit awards (“KeyW RSUs”), KeyW restricted stock awards (“KeyW Restricted Stock Awards”), KeyW performance stock unit awards (“KeyW PSUs”) and KeyW long-term incentive shares (“KeyW Long-Term Incentive Shares”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement at the Effective Time:

•	Each outstanding and unvested KeyW RSU will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW RSU, converted into the right to receive, for each Share subject to the cancelled KeyW RSU, a lump sum cash payment equal to the Merger Consideration;
•	Each outstanding KeyW Restricted Stock Award, whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW Restricted Stock Award, converted into the right to receive, for each Share subject to the cancelled KeyW Restricted Stock Award, a lump sum cash payment equal to the Merger Consideration;

•	Each outstanding KeyW PSU, whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW PSU, converted into the right to receive, for each Share subject to the cancelled KeyW PSU that would have vested if performance at the target level had been achieved, a lump sum cash payment equal to the Merger Consideration; and
•	Each outstanding award of KeyW Long-Term Incentive Shares will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW Long-Term Incentive Shares, converted into the right to receive, for each Share subject to the cancelled KeyW Long-Term Incentive Share that would have vested if the highest price per Share target applicable to the KeyW Long-Term Incentive Share had been achieved (less any Shares that the holder of the KeyW Long-Term Incentive Shares previously received based on prior achievement), a lump sum cash payment equal to the Merger Consideration.

The payments described above will be paid through the Surviving Company’s payroll to the former holders of the applicable awards as soon as practicable following the Effective Time. The payment of the amounts described above shall be reduced by any income or employment tax withholding required under the Code or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of the applicable awards for all purposes under the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of KeyW Equity Awards.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of certain material U.S. federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Okapi Partners LLC is acting as our information agent (the “Information Agent”) for the Offer. Banks and brokerage firms may call the Information Agent at (212) 297-0720, and stockholders and all others may call toll-free at (855) 305-0855. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of The KeyW Holding Corporation:

Atom Acquisition Sub, Inc., a Maryland corporation (which we refer to as “Merger Sub”) and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (which we refer to as “Parent” or “Jacobs”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The KeyW Holding Corporation, a Maryland corporation (which we refer to as “KeyW” or the “Company”), at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of April 21, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and KeyW. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of specified conditions, Merger Sub will be merged with and into KeyW (the “Merger”) in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) without a vote on the adoption of the Merger Agreement by the KeyW stockholders, with KeyW continuing as the surviving company (which we refer to as the “Surviving Company”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) KeyW or (ii) Jacobs, Merger Sub or any of their respective wholly-owned subsidiaries, which Shares will automatically be cancelled, for no consideration, retired and will cease to exist) will automatically be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

As a result of the Merger, KeyW will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from The Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of KeyW restricted stock units, restricted stock awards, performance stock units, long-term incentive shares and options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender their Shares directly to Broadridge Corporate Issuer Solutions, Inc., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), together with the Shares then owned by Parent and its direct and indirect wholly-owned subsidiaries, representing at least a majority of the Shares then outstanding (“Minimum Condition”). The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of KeyW, among other things, has unanimously among those voting (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), (ii) determined that it is in the best interests of KeyW and the stockholders of KeyW that KeyW enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein, (iii) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer and (iv) resolved to recommend that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A more complete description of the Key W Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of KeyW (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to KeyW stockholders in connection with the Offer. KeyW stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

KeyW has advised Parent that, as of May 9, 2019, 50,201,126 Shares were outstanding.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Company effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Company will consist of the officers of KeyW immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Merger Sub consummates the Offer, Merger Sub will consummate the Merger pursuant to 3-106.1 of the MGCL as soon as reasonably practicable without a vote on the adoption of the Merger Agreement by the KeyW stockholders.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), we will accept for payment and purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The KeyW Holding Corporation, a Maryland corporation (which we refer to as “KeyW” or the “Company”), at a purchase price of $11.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, validly tendered (in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and not properly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to one (1) minute after 11:59 p.m., New York City time, on June 11, 2019 (such date and time, as it may be extended in accordance with the terms of the Merger Agreement (as defined below), the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, promptly (and in any event within one (1) business day) following the Expiration Date, Atom Acquisition Sub, Inc., a Maryland corporation (which we refer to as “Merger Sub”) and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (which we refer to as “Parent” or “Jacobs”), shall (i) accept for payment and purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer (we refer to such time of acceptance as the “Acceptance Time”) and (ii) cause the depositary and paying agent for the Offer (the “Depositary”) to pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides, among other things, that as soon as reasonably practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of specified conditions, Merger Sub will be merged with and into KeyW (the “Merger”) in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) without a vote on the adoption of the Merger Agreement by the KeyW stockholders, with KeyW continuing as the surviving company (which we refer to as the “Surviving Company”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent. The date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Agreement and Plan of Merger, dated as of April 21, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and KeyW, in accordance with its terms and the satisfaction of the conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived (to the extent permitted by applicable law) as of the then-scheduled Expiration Date, for one or more successive periods of up to five (5) business days each (or such longer period of up to twenty (20) business days as Parent, Merger Sub and KeyW may agree) in order to permit the satisfaction of the Offer Conditions; provided that Merger Sub will not be required to extend the Offer beyond August 31, 2019 (such date, the “Outside Date”), and may not extend the Offer beyond such date without the consent of KeyW. In addition, Merger Sub must extend the Offer (but not beyond the Outside Date) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (“SEC”) or its staff or The Nasdaq Stock Market LLC (“NASDAQ”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We expressly reserve the right (but shall not be obligated) to, among other things, waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of KeyW, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Restraint Condition, (v) add any condition to the Offer or any term that is adverse to the holders of Shares, (vi) except as otherwise required or expressly permitted by the Merger Agreement, extend the Expiration Date, (vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (viii) otherwise amend, supplement or modify any of the other terms or conditions of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the limitations in the Merger Agreement, we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Merger Sub will cause the Depositary to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly (and in any event no later than one (1) business day) after the applicable Expiration Date.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act). The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or information concerning such tender offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as reasonably practicable following the Offer Closing, in accordance with the terms of the Merger Agreement, we expect to consummate the Merger pursuant to Section 3-106.1 of the MGCL without a vote on the adoption of the Merger Agreement by the KeyW stockholders.

KeyW has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of KeyW and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies or other nominee whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer” on or before the Expiration Date we will accept for payment and purchase all Shares validly tendered (and not properly withdrawn) pursuant to the Offer promptly (and in any event no later than one (1) business day) following the Expiration Date. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, the Depositary will pay for Shares validly tendered (and not properly withdrawn) and accepted for payment pursuant to the Offer only after timely receipt of (i) the certificates evidencing such Shares (or affidavits of loss in lieu thereof) (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not properly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer; provided that we have agreed that Merger Sub will cause the Depositary to pay for all Shares validly tendered (and not properly withdrawn) in the Offer promptly after the applicable Expiration Date.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a KeyW stockholder to validly tender Shares pursuant to the Offer, the Depositary must receive (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares (or affidavits of loss in lieu thereof) or a Book-Entry Confirmation (in connection with a book-entry transfer described below), in each case at one of its addresses set forth on the back cover of this Offer to Purchase and prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date.

The method of delivery of Shares, including through the book-entry transfer, and all other required documents, is at your election and sole risk, and delivery will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Date; and
•	the Share Certificates for all such validly tendered Shares (or a Book Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares (or affidavits of loss in lieu thereof) or a Book-Entry Confirmation (in connection with a book-entry transfer described above). Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares (including Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date.

Acceptance of the Offer. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) by Parent and Merger Sub will be final and binding to the fullest extent permitted by law.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the KeyW stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Key W stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of KeyW in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons for U.S. federal income tax purposes that do not otherwise establish an exemption should return a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not United States persons for U.S. federal income tax purposes should submit a properly completed and executed applicable IRS Form W-8, which may be obtained at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after July 12, 2019, which is the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to one (1) minute after 11:59 p.m., New York City time, on the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such decision in a court of competent jurisdiction. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. The discussion applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the Offer or the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax, holders who acquired Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of the outstanding stock of KeyW, persons that are not U.S. Holders, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, holders required to accelerate the recognition of any item of gross income with respect to Shares as a result of such income being recognized on an applicable financial statement or United States expatriates).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Shares and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Offer and the Merger to them.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares is more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the applicable withholding agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Information Reporting and Backup Withholding.”

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares are currently trading on NASDAQ under the symbol “KEYW.” KeyW advised Parent that, as of May 9, 2019, there were 50,201,126 Shares issued and outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two (2) preceding fiscal years of KeyW, in each case as reported on NASDAQ.

	High	Low
Fiscal Year Ended December 31, 2017
First Quarter	$12.40	$8.58
Second Quarter	$10.50	$8.07
Third Quarter	$9.43	$6.18
Fourth Quarter	$8.04	$4.94
Fiscal Year Ended December 31, 2018
First Quarter	$8.40	$5.33
Second Quarter	$9.84	$7.38
Third Quarter	$9.81	$6.58
Fourth Quarter	$10.06	$6.17
Fiscal Year Ended December 31, 2019
First Quarter	$8.85	$6.12
Second Quarter (through May 9, 2019)	$11.53	$7.80

KeyW has not declared or paid dividends to date and does not anticipate doing so.

On April 18, 2019, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $7.86. On May 10, 2019, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $11.29. The Offer Price represents a premium of approximately 43.1% to the April 18, 2019 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, KeyW will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of, any KeyW securities (including the Shares).

7.	Certain Information Concerning KeyW.

Except as specifically set forth herein, the information concerning KeyW contained in this Offer to Purchase has been taken from or is based upon information furnished by KeyW or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to KeyW’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

General. KeyW is incorporated under the laws of the State of Maryland. KeyW’s Shares are listed on NASDAQ under the symbol “KEYW.” Its principal executive offices are located at 7740 Milestone Parkway, Suite 400, Hanover, Maryland 21076, and its telephone number is (443) 733-1600. KeyW is an innovative national security solutions provider to the intelligence, cyber and counterterrorism communities. KeyW’s solutions focus on Intelligence Community (IC) customers, including the Federal Bureau of Investigation (FBI), Department of Homeland Security (DHS), National Security Agency (NSA), the National Geospatial Intelligence Agency (NGA), the Army Geospatial Center (AGC) and other agencies within the IC and Department of Defense (DoD). In addition, KeyW provides products and services to U.S. federal, state, and local law enforcement agencies, foreign governments and other entities in the cyber and counterterrorism markets.

Available Information. The Shares are registered under the Exchange Act. Accordingly, KeyW is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning KeyW’s directors and officers, their remuneration, KeyW RSUs, KeyW Restricted Stock Awards, KeyW PSUs, KeyW Long-Term Incentive Shares and KeyW Options granted to them, the principal holders of KeyW’s securities, any material interests of such persons in transactions with KeyW and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 9, 2019. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including KeyW, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Merger Sub.

General. Parent is incorporated in the state of Delaware. Parent’s common stock, par value $1.00 per share, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “JEC.” Parent is one of the world’s largest and most diverse providers full-spectrum scientific, technical, professional and construction- and program-management services for the business, industrial, commercial, government and infrastructure sectors globally. Parent employs over 50,000 people and operates in more than twenty-five (25) countries around the world.

Merger Sub is a Maryland corporation formed on April 19, 2019 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and KeyW will continue as the Surviving Company. Until immediately prior to the time Merger Sub accepts the Shares for purchase and payment pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in any activities other than those incidental to its formation and capitalization and the transactions contemplated by the Merger Agreement, the Offer and the Merger. Merger Sub is a wholly owned indirect subsidiary of Parent.

The address of Parent’s principal executive offices, which is also Merger Sub’s business address, is 1999 Bryan Street, Suite 1200, Dallas, Texas 75201. Parent’s telephone number at this location is (214) 583-8500.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of Parent or Merger Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or directly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of KeyW (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Merger Sub or Parent or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with KeyW or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and

Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and KeyW or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent and Merger Sub have filed electronically with the SEC.

9.	Source and Amount of Funds.

We estimate that we will need approximately $890 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger, including (i) the payment of the Merger Consideration in respect of each outstanding Share that will be cancelled in connection with the Merger and Shares underlying any outstanding options, restricted stock units and other equity awards, (ii) the repayment of KeyW’s existing debt and (iii) the payment of related fees and expenses. Parent is a publicly traded company with an equity market capitalization of approximately $10.7 billion (based upon the closing price of Parent shares on the NYSE on May 3, 2019) and has, or will have available to it, sufficient funds to make such payments from a variety of sources, including cash on hand and borrowings under Jacobs’ Revolving Credit Facility, as further discussed below. The Offer is not conditioned upon entering into any financing arrangements. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (iv) Parent and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger on the terms set forth in this Offer to Purchase.

Revolving Credit Facility

On March 27, 2019, Jacobs entered into a second amended and restated credit agreement (the “Revolving Credit Facility”), which amended and restated its existing revolving credit facility by, among other things, (a) extending the maturity date of the credit facility to March 27, 2024, (b) increasing the facility amount to $2.25 billion (with an accordion feature that allows a further increase of the facility amount up to $3.25 billion), and (c) eliminating the covenants restricting investments, joint ventures and acquisitions by Jacobs and its subsidiaries.

The Credit Agreement permits Jacobs to borrow under two (2) separate tranches in U.S. dollars, certain specified foreign currencies, and any other currency that may be approved in accordance with the terms of the Credit Agreement. The Credit Agreement also provides for a financial letter of credit sub facility of $400 million permits performance letters of credit, and provides for a $50 million sub facility for swing line loans. Letters of credit are subject to fees based on Jacobs’ consolidated leverage ratio. Jacobs pays a facility fee of between 0.08% and 0.20% per annum depending on Jacobs’ consolidated leverage ratio. As of March 29, 2019, there was approximately $1.4 billion of available capacity under the Revolving Credit Facility. With respect to any portion of the funds required to consummate the Merger that are funded by borrowings under the Revolving Credit Facility, Jacobs does not have any plans or arrangements to finance or repay such borrowings. Jacobs will evaluate the timing of the repayment of such borrowings from time to time as part of its overall capital deployment planning.

10.	Background of the Offer; Past Contacts or Negotiations with KeyW.

Background of the Offer

The following is a description of material contacts between representatives of Jacobs or Merger Sub with representatives of KeyW that resulted in the execution of the Merger Agreement. For a review of KeyW’s additional activities, please refer to the Schedule 14D-9 that will be filed by KeyW with the SEC and mailed to KeyW stockholders with this Offer to Purchase.

On January 29, 2019, a representative of Guggenheim Securities, LLC (“Guggenheim Securities”), KeyW’s financial advisor, contacted Mr. Jeff Goldfarb, Jacobs’ Senior Vice President of Corporate Development, to arrange a meeting with senior management of Jacobs to meet each other and discuss an update on KeyW’s business based on public information.

On February 12, 2019, representatives of Guggenheim Securities contacted Mr. Goldfarb to inform him that KeyW had received an indication of interest regarding a potential transaction from a third-party and that Guggenheim Securities was instructed to contact potential bidders that may be interested in exploring a potential strategic transaction involving KeyW.

On February 14, 2019, following negotiations, KeyW and Jacobs entered into a Non-Disclosure Agreement, which included a customary standstill provision.

On February 21, 2019, members of Jacobs’ senior management attended presentations by KeyW’s senior management in Washington, D.C., regarding KeyW’s growth strategy, key services, technical capabilities and financial results. Following the management presentation, KeyW provided its five-year financial projections on a standalone basis to Jacobs.

On March 3, 2019, Guggenheim Securities provided Jacobs with an initial process letter requesting that Jacobs submit a preliminary non-binding offer for the acquisition of KeyW no later than 5:00 p.m., New York City time, on March 14, 2019.

On March 6, 2019, Jacobs’ due diligence team and representatives of Barclays Capital Inc. (“Barclays”), Jacobs’ financial advisor, attended follow-up presentations by KeyW’s senior management in Washington, D.C., which centered on sector review, potential cross-selling opportunities and business development activities.

On March 8, 2019, Jacobs’ due diligence team engaged in further discussions with representatives of KeyW on their overhead and potential cost synergies.

On March 11, 2019, Jacobs engaged Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as its outside legal counsel with respect to a potential strategic transaction involving Jacobs and KeyW. Fried Frank had previously represented Jacobs as its legal counsel with respect to a variety of matters.

On March 13, 2019, representatives of Jacobs’ management met with representatives of KeyW’s senior management to have a classified review of existing products and opportunities related to KeyW’s Intelligence, Surveillance and Reconnaissance (ISR) business.

Also on March 13, 2019, Mr. Steve Demetriou, Jacobs’ Chair, Chief Executive Officer and President, and Mr. Bill Weber, KeyW’s President and Chief Executive Officer, met in New York and had a high-level discussion regarding the Jacobs and KeyW businesses.

On March 15, 2019, Jacobs submitted to KeyW a preliminary, non-binding indication of interest to acquire 100% of the outstanding equity of KeyW with an initial indicative price range of $10.25–$10.75 per Share in an all-cash transaction (the “March 15 Indication of Interest”). The March 15 Indication of Interest did not include any financing contingencies but was subject to approval of the Jacobs Board and additional due diligence among other matters. Furthermore, the March 15 Indication of Interest requested a 30-day exclusivity period for Jacobs to complete its due diligence in an expeditious manner.

On March 18, 2019, representatives of Guggenheim Securities contacted representatives of Barclays by telephone to communicate that KeyW deemed the proposed indicative price set forth in the March 15 Indication of Interest sufficient to proceed to the next round of the process along with two other potential counterparties. Guggenheim Securities noted, however, that Jacobs would need to improve its proposed offer price in the final round to be competitive and that KeyW was not prepared to grant exclusivity to Jacobs.

On March 19, 2019, Guggenheim Securities provided Jacobs with a final round process letter requesting that Jacobs (i) submit a written, definitive offer for the acquisition of KeyW no later than 5:00 p.m., New York City time, on April 23, 2019 and (ii) submit a markup of the auction draft Merger Agreement no later than April 12, 2019.

On March 20, 2019, KeyW provided representatives of Jacobs, Barclays and Fried Frank with access to an electronic data room in order for Jacobs to perform its due diligence review.

Also on March 20, 2019, representatives of Guggenheim provided representatives of Barclays with an auction draft of the Merger Agreement.

On March 21, 2019, Mr. Demetriou and Mr. Kevin Berryman, Jacobs’ Chief Financial Officer, met with Mr. Weber and Ms. Caroline Pisano, the Chairman of the KeyW Board, to continue a dialogue about a potential strategic transaction involving Jacobs and KeyW.

Between March 24, 2019 and April 4, 2019, Jacobs’ due diligence team attended in-person due diligence meetings in Northern Virginia, which included presentations by, and meetings with, KeyW’s senior management and sector and functional group leads. Representatives of Jacobs also visited several offices of KeyW in the area. Additionally, during this period, representatives of KeyW and Guggenheim Securities held telephonic conference calls with representatives of Jacobs, Barclays and Fried Frank, to respond to additional due diligence inquiries.

On April 2, 2019 and April 4, 2019, the Jacobs Board held special telephonic and in-person meetings in Herndon, Virginia to receive an update regarding the potential strategic transaction with KeyW. Following the April 4th meeting, representatives of Jacobs’ management and certain members of the Jacobs Board met with members of the KeyW Board and KeyW’s senior management during which they discussed the potential acquisition of KeyW by Jacobs and the benefits and capabilities that KeyW could bring to Jacobs.

From April 4, 2019 through April 8, 2019, representatives of Guggenheim Securities contacted Mr. Goldfarb and representatives of Barclays to inform them that KeyW expected to receive a final offer from one of the other bidders in the sale process earlier than April 23, 2019. Accordingly, Guggenheim Securities suggested that Parent and its representatives complete their diligence so that Parent would be prepared to respond in a timely manner if the other party submitted an offer prior to April 23.

On April 8, 2019, Guggenheim Securities indicated in a telephone conversation with representatives of Barclays and Mr. Goldfarb that KeyW proposed to move the deadline to submit final offers to April 18, 2019.

On April 9, 2019, representatives of Fried Frank sent a revised draft of the Merger Agreement to representatives of Weil, Gotshal & Manges LLP (“Weil”), outside legal counsel to KeyW.

Between April 9, 2019 and April 19, 2019, representatives of Fried Frank and Weil, as well as representatives from the legal teams and management of Jacobs and KeyW, exchanged drafts of the Merger Agreement and the related disclosure schedules and telephonically engaged in multiple discussions regarding the same. The outstanding issues during this time included the treatment of KeyW’s employees and post-closing benefits, the non-solicitation provision, the termination rights and related fees, as well as the scope of certain representations and warranties. Representatives of Jacobs and its advisors also continued a detailed due diligence review of KeyW during this period.

On April 11, 2019, representatives of Weil sent a revised draft of the Merger Agreement to representatives of Fried Frank.

On April 13, 2019, Mr. Demetriou and Mr. Weber had a telephonic meeting to discuss the status of the transaction process, including certain open due diligence items and the expected timing of Parent’s offer later that week. Additionally, Mr. Demetriou and Mr. Weber discussed certain material terms of the Merger Agreement, including the treatment of KeyW’s equity awards, employee matters and the size of the termination fee.

On April 14, 2019, Fried Frank sent a revised draft of the Merger Agreement to Weil and on April 16, 2019, Weil sent a revised draft of the Merger Agreement to Fried Frank.

On April 16, 2019, Mr. Demetriou and Mr. Weber had a telephonic meeting to discuss the status of the transaction process, during which Mr. Demetriou confirmed that Jacobs had completed its due diligence and noted that the Jacobs Board would be meeting on the morning of April 19, 2019, and that Jacobs would submit a final proposal thereafter.

On April 19, 2019, the Jacobs Board held a special telephonic meeting, at which representatives of Jacobs’ senior management and representatives from Fried Frank and Barclays were present at the invitation of the Jacobs Board. Representatives of Jacobs’ senior management discussed the strategic rationale for the proposed transaction with KeyW as well as provided a diligence update and financial review of the proposed transaction. Mr. Berryman ended the discussion with an overview of Jacobs’ proposed valuation for KeyW and a proposed per Share purchase price to submit with the final indicative offer. Representatives of Fried Frank then provided a summary of the material terms of the Merger Agreement. Following discussion of the merits and considerations of the proposed strategic transaction, the Jacobs Board unanimously approved submitting a final indication of interest at $11.25 per Share and approved the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On April 19, 2019, Jacobs submitted to KeyW a revised, non-binding indication of interest to acquire 100% of the outstanding equity of KeyW for a purchase price of $11.25 per Share in an all-cash transaction (the “April 19 Proposal”) that did not include any financing or other material contingencies. The April 19 Proposal represented a 43.1% premium to KeyW’s closing share price on April 18, 2019. Later that afternoon, representatives of Fried Frank sent a revised draft of the Merger Agreement to representatives of Weil.

Also on April 19, 2019, following a meeting of KeyW’s strategic alternatives committee, representatives of Guggenheim Securities engaged in discussions with representatives of Barclays with respect to the offer price, but did not succeed in further increasing the offer price. From that evening until April 21, 2019, representatives of Weil and Fried Frank exchanged drafts of documents and held calls to finalize the open points in the Merger Agreement and disclosure schedules.

On April 21, 2019, the KeyW Board held a meeting at which it unanimously among those voting (i) approved and declared advisable the Transactions, (ii) determined that it is in the best interests of KeyW and the stockholders of KeyW that KeyW enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein, (iii) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the consummation of the Offer and (iv) resolved to recommend that KeyW’s stockholders accept the Offer and tender their Shares pursuant to the Offer, as further described in the Schedule 14D-9. Following the meeting of the KeyW Board, representatives of Guggenheim Securities contacted representatives of Barclays to inform them that KeyW was willing to execute the Merger Agreement based on an all-cash purchase price of $11.25 per Share.

On April 21, 2019, Jacobs, Merger Sub and KeyW executed and entered into the Merger Agreement. Prior to the opening of trading on NASDAQ on April 22, 2019, each of Jacobs and KeyW issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer. Jacobs’ press release is included as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between KeyW, Parent and Merger Sub and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.” KeyW stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide KeyW stockholders with information regarding its terms and is not intended to provide any financial or other factual information about KeyW, Parent or Merger Sub. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or from those generally applicable to Parent’s or KeyW’s SEC filings. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or KeyW. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about Parent or KeyW, and KeyW stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about KeyW or Parent and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer as promptly as practicable after the date of the Merger Agreement (and in any event within fifteen (15) business days thereof). Merger Sub’s obligation to accept for payment and pay for Shares validly tendered (and not properly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that promptly (and in any event no later than one (1) business day) following the Expiration Date, Merger Sub shall (i) accept for payment and purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and (ii) cause the Depositary to pay for all such validly tendered Shares. The Depositary will act as paying agent and transfer agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase and payment. The time of acceptance for payment and purchase of all Shares validly tendered (and not properly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time,” and the date and time at which the Offer is consummated occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

Parent and Merger Sub expressly reserve the right (but shall not be obligated) at any time and from time to time, in their sole discretion, to, among other things, (A) increase the Offer Price and (B) waive (to the extent permitted by applicable law) any Offer Condition and make any other changes in the terms and conditions of the Offer, in each case, that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of KeyW, Parent and Merger Sub are not permitted to:

•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	change the number of Shares to be purchased in the Offer;
•	amend or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Restraint Condition;
•	add any condition to the Offer or any term that is adverse to the holders of Shares;
•	except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise modify the Expiration Date;
•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act; or
•	otherwise amend, supplement or modify any of the other terms or conditions of the Offer in a manner adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is required to extend the Offer. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Merger Sub must extend the Offer:

•	as required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or NASDAQ; and
•	if any Offer Condition has not been satisfied or waived (to the extent permitted by applicable law) as of the then-scheduled Expiration Date, for one or more successive periods of up to five (5) business days each (or such longer period of up to twenty (20) business days as Parent and KeyW may agree) in order to permit the satisfaction of the Offer Conditions.

However, Merger Sub is not required to, and without KeyW’s consent will not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Merger Sub has agreed that it will promptly terminate the Offer, and will not purchase any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the MGCL, at the Effective Time, Merger Sub will be merged with and into KeyW, the separate corporate existence of Merger Sub will cease, and KeyW will continue as the Surviving Company in the Merger. The Merger will be governed by Section 3-106.1 of the MGCL and will be effected as soon as reasonably practicable following the Offer Closing without a vote on the adoption of the Merger Agreement by the KeyW stockholders.

Subject to the requirements described under the heading “Directors’ and Officers’ Indemnification and Insurance” below, at the Effective Time, by virtue of the Merger, (i) the articles of incorporation of KeyW in effect immediately prior to the Effective Time shall be amended and restated to read in the same manner as the articles of incorporation of Merger Sub, and as so amended and restated, shall be the articles of incorporation of the Surviving Company at and immediately after the Effective Time, and (ii) the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company at and immediately after the Effective Time.

The obligations of KeyW, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	the absence of any order, applicable law or other legal restraints of an applicable governmental entity of competent jurisdiction rendering illegal or otherwise prohibiting the consummation of the Merger; and
•	Merger Sub must have accepted for payment (or caused to be accepted for payment) all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) KeyW or (ii) Jacobs, Merger Sub or any of their respective wholly-owned subsidiaries, which Shares will automatically be cancelled, for no consideration, retired and will cease to exist) will automatically be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

Treatment of KeyW Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time:

•	Each outstanding and unvested KeyW restricted stock unit award (“KeyW RSU”) will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW RSU, converted into the right to receive, for each Share subject to the cancelled KeyW RSU, a lump sum cash payment equal to the Merger Consideration;
•	Each outstanding KeyW restricted stock award (“KeyW Restricted Stock Award”), whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW Restricted Stock Award, converted into the right to receive, for each Share subject to the cancelled KeyW Restricted Stock Award, a lump sum cash payment equal to the Merger Consideration;
•	Each outstanding KeyW performance stock unit award (“KeyW PSU”), whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW PSU, converted into the right to receive, for each Share subject to the cancelled KeyW PSU that would have vested if performance at the target level had been achieved, a lump sum cash payment equal to the Merger Consideration;
•	Each outstanding award of KeyW long-term incentive shares (“KeyW Long-Term Incentive Shares”) will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of such KeyW Long-Term Incentive Shares, converted into the right to receive, for each Share subject to the cancelled KeyW Long-Term Incentive Share that would have vested if the highest price per Share target applicable to the KeyW Long-Term Incentive Share had been achieved (less any Shares that the holder of the KeyW Long-Term Incentive Shares previously received based on prior achievement), a lump sum cash payment equal to the Merger Consideration; and

•	Each option to acquire Shares granted by KeyW (“KeyW Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be terminated and cancelled as of immediately prior to the Effective Time and, without any action on the part of the holder of a KeyW Option, the holder of the KeyW Option will be entitled to receive, for each Share subject to the cancelled KeyW Option a lump sum cash payment (the “Option Payment Amount”) equal to the difference between the Merger Consideration and the exercise price of the KeyW Option. Notwithstanding the foregoing, any KeyW Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration.

The payments described above will be paid through the Surviving Company’s payroll to the former holders of the applicable awards as soon as practicable following the Effective Time. The payment of the amounts described above shall be reduced by any income or employment tax withholding required under the Code or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of the applicable awards for all purposes under the Merger Agreement.

Representations and Warranties.

In the Merger Agreement, KeyW has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	organization, good standing and qualification;
•	subsidiaries;
•	capital structure;
•	corporate authority and approval;
•	required consents and approvals, and the absence of conflicts with, and violations or breaches of, or defaults under, organizational documents, contracts, judgments and laws (the “No Conflicts Representation”);
•	financial statements, SEC filings and absence of undisclosed liabilities;
•	disclosure controls and procedures, and internal control over financial reporting;
•	absence of certain changes;
•	absence of litigations, investigations, arbitrations and similar proceedings;
•	employee benefit matters and ERISA compliance;
•	labor matters;
•	compliance with laws, permits and regulatory matters (including anti-corruption and export control laws);
•	material contracts;
•	environmental matters;
•	taxes;
•	intellectual property;
•	insurance;
•	owned real property, leases and personal property;
•	government contracts;
•	accuracy of information supplied for the Offer and the Schedule 14D-9;
•	no brokers;

•	transactions with related parties;
•	top customers and suppliers;
•	the opinion of KeyW’s financial advisor; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by KeyW are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” with respect to KeyW means any fact, circumstance, effect, change, event, state of facts, condition, occurrence or development (each, an “Effect”) that, individually or in the aggregate with all other Effect, materially adversely affects, or would reasonably be expected to materially adversely affect, the business, financial condition, assets, liabilities or results of operations of KeyW and its subsidiaries, taken as a whole. However, “Company Material Adverse Effect” shall not include any such Effect to the extent that, either alone or in combination, it results from or arises out of:

•	changes or conditions generally affecting the industries in which KeyW and any of its subsidiaries operate;
•	changes in economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;
•	any failure, in and of itself, by KeyW to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by the other prongs of the definition);
•	the execution and delivery of the Merger Agreement or the public announcement or pendency of the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of KeyW or its subsidiaries with employees, labor unions, customers, suppliers or partners (provided that this exception does not apply to an identified representation);
•	any change, in and of itself, in the market price or trading volume of KeyW’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by the other prongs of the definition thereof);
•	any change in applicable law, regulation or United States generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof) after the date of the Merger Agreement;
•	changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement;
•	any hurricane, tornado, flood, earthquake or other natural disaster;
•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated thereby; or
•	any taking of any action not required by the Merger Agreement at the express written request of Parent or Merger Sub;

except, in the cases of the first, second, sixth, seventh and eighth bullet points set forth above, to the extent such Effect has a materially disproportionate adverse effect on KeyW and its subsidiaries, taken as a whole, relative to others in the industries in which KeyW and its subsidiaries operate in respect of the business conducted in such industries.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to KeyW with respect to, among other things:

•	organization, good standing and qualification;
•	corporate authority and approval;
•	required consents and approvals, and the absence of conflicts with, and violations or breaches of, or defaults under, organizational documents, contracts, judgments and laws;
•	absence of litigations, investigations, arbitrations and similar proceedings;
•	ownership of KeyW common stock;
•	accuracy of information supplied for the Offer and the Schedule 14D-9;
•	no brokers or finders;
•	sufficiency of funds;
•	ownership and operations of Merger Sub; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent and Merger Sub means any change, effect or circumstance that would reasonably be expected to prevent or materially impair or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by the Merger Agreement prior to the Outside Date.

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. KeyW has agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, as expressly required by the Merger Agreement, as consented to in writing by Parent or as disclosed prior to the execution of the Merger Agreement in KeyW’s confidential disclosure letter, KeyW will and will cause each of its subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice, and (ii) use reasonable best efforts to (A) preserve intact its business organization, assets and advantageous business relationships with customers, suppliers, licensors, licensees and distributors and (B) keep available the services of its current officers and employees.

KeyW has further agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, as expressly required by the Merger Agreement, as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as disclosed prior to the execution of the Merger Agreement in KeyW’s confidential disclosure letter, KeyW will not, and will cause each of its subsidiaries not to:

•	(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a wholly owned subsidiary of KeyW to its parent, (B) split, combine, subdivide, adjust, amend the terms of, or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock, other equity or voting securities or (C) repurchase, redeem or otherwise acquire, directly or indirectly, or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any capital stock or voting securities of or equity interests in KeyW or any of its subsidiaries or any securities of KeyW or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities or equity interests in KeyW or any of its subsidiaries or any warrants, calls, options or other rights to acquire any of its securities, other than (1) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the company stock plans, (2) the acquisition by KeyW of awards granted pursuant to the company stock plans in connection with the forfeiture of such awards and (3) in connection with the conversion of the 2.50% Convertible Senior Notes due 2019 in accordance with the terms of the Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, as supplemented (the “Company Indenture”);

•	issue, deliver, sell, grant, transfer, dispose of, pledge or otherwise encumber or subject to any lien (except for transactions solely among KeyW and any wholly owned subsidiary of KeyW and for any liens in favor of the administrative agent under the Company’s existing first lien and second lien credit agreements in effect as of the date of the Merger Agreement), or enter into any contract with respect to, (A) any capital stock of KeyW or any of its subsidiaries, (B) any other equity interests or voting securities of KeyW or any of its subsidiaries, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, KeyW or any of its subsidiaries, (D) any warrants, calls, options or other rights to acquire any of its securities, or (E) any bond, debenture, note or other indebtedness of KeyW that has the right to vote on any matters on which the KeyW stockholders may vote, except, in each case of (A)-(E), for issuing Shares (i) in respect of equity or equity-based awards outstanding as of the date of the Merger Agreement under the company stock plans and (ii) as may be required in accordance with the terms of the Company Indenture in effect as of the date of the Merger Agreement;
•	amend the organizational documents of KeyW or any of its subsidiaries, except as may be required by applicable law;
•	except pursuant to the terms of any company plan or as required by applicable law: (A) materially increase the compensation (including salaries, wages and bonuses) or benefits payable to any employee of KeyW or any of its subsidiaries, except (1) in connection with ordinary course reviews or promotions for the Company’s 2020 fiscal year, which increases, if any, shall be consistent with past practice and which shall not exceed 3% of the aggregate KeyW expense for compensation and benefits as of the date of the Merger Agreement; and (2) increases in base salary (and, to the extent based on a percentage of base salary, corresponding increases in annual bonus targets) made in connection with promotions for employees with annual base salary not in excess of $200,000 made in the ordinary course of business, (B) grant any new change in control, severance, retention or other similar bonus to, or enter into or amend the terms of any employment agreement with, any employee of KeyW or any of its subsidiaries, (C) grant any equity awards to any employee of KeyW or any of its subsidiaries, except for sign-on equity grants to new employees made at levels and at times consistent with past practice for such position, and which provide for the ability of a successor to KeyW in a change of control transaction to assume or roll such awards, (D) establish, amend, terminate or materially increase the benefits or costs provided under any company plan that is a health, welfare or retirement plan, (E) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of KeyW or any of its subsidiaries; or (F) issue any Shares in connection with a “purchase date” (as defined in the Company’s employee stock purchase plan (the “ESPP”)) pursuant to the ESPP as a primary issuance;
•	make any change in financial accounting methods, principles or practices, except insofar as required by GAAP (after the date of the Merger Agreement);
•	directly or indirectly (A) acquire or agree to acquire or (B) divest or agree to divest, in any transaction any equity interest in or business or division of any person, including by merger, consolidation, or acquisition of assets (other than any transaction solely between KeyW and a wholly owned subsidiary of KeyW or solely between wholly owned subsidiaries of KeyW) if, solely in the case of clause (A), the amount of the consideration paid or transferred by KeyW or its subsidiary in connection with any such transactions would exceed $2,000,000 individually or $5,000,000 in the aggregate;
•	sell, lease (as lessor), license, covenant not to assert, mortgage, sell, transfer, abandon, allow to lapse, and leaseback, pledge or otherwise encumber or subject to any lien (other than any permitted lien), or otherwise dispose of any material properties, rights or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that individually have a fair market value in excess of $2,000,000 or in the aggregate have a fair market value in excess of $5,000,000, except (A) pursuant to material contracts in effect on the date of the Merger Agreement (or entered into after the date of the Merger Agreement without violating the terms of the Merger Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure indebtedness for borrowed money permitted to be incurred under the Merger Agreement and guarantees thereof or (E) for any transactions solely among KeyW and any of its wholly-owned subsidiaries in the ordinary course of business consistent with past practice;

•	(A) incur, guarantee or assume, directly or indirectly, any indebtedness, except for (i) indebtedness incurred in the ordinary course of business consistent with past practice in respect of obligations under a lease that are required to be capitalized for financial reporting purposes under GAAP (with the amount of indebtedness in respect of any such lease being the capitalized amount thereof that would appear on a balance sheet prepared in accordance with GAAP and which amount shall not exceed $2,000,000), (ii) intercompany indebtedness solely among KeyW and any of its wholly-owned subsidiaries in the ordinary course of business consistent with past practice, or (iii) making borrowings under KeyW’s revolving credit facility (as existing on the date of the Merger Agreement) solely for purposes of funding capital expenditures made in accordance with the Merger Agreement or working capital requirements, in each case, in the ordinary course of business consistent with past practice; or (B) make any loans, or advances to, or capital contributions or investments in, any person, or waive, settle, cancel or release any amounts owed to KeyW or any of its subsidiaries, including grants of material refunds, credits, rebates and allowances;
•	make, or agree or commit to make any capital expenditure in excess of $3,000,000 individually or in the aggregate for all such capital expenditures that are not contemplated by KeyW’s FY 2019 capital expenditure forecast previously provided to Parent; provided that such expenditures are in the ordinary course of business consistent with past practice;
•	commence, waive, release, assign, settle or compromise any litigations, investigations, arbitrations and similar proceedings, other than waivers, releases, assignments, settlements or compromises in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $2,500,000 in the aggregate;
•	enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union contract applicable to the employees of KeyW or any of its subsidiaries;
•	other than in the ordinary course of business consistent with past practice, materially amend or modify, terminate, or release, assign or waive any rights under, any material contract or any teaming agreement to which KeyW or any of its subsidiaries is a party, or enter into, materially amend or modify, terminate, or release, assign or waive any rights under, any contract that would be a material contract if it had been entered into prior to the date of the Merger Agreement;
•	except as required by applicable law, (A) make, change or revoke any material tax election; (B) change any material method of tax accounting or annual tax accounting period; (C) file any material amendment to a tax return; (D) settle or compromise any material proceeding relating to taxes; (E) obtain or request any material tax ruling or closing agreement; (F) take any position on any material income tax return if in KeyW’s reasonable judgement such position is not “more likely than not” to be sustained; or (G) surrender any right to obtain a material tax refund;
•	terminate or modify in any material respect any of its material insurance policies, or fail to maintain any such insurance policy with at least the same coverage and on terms and conditions not materially less advantageous to the insured than such existing insurance policy;
•	enter into any new line of business or terminate any existing line of business or division;
•	engage in any transactions, arrangements or understanding with any affiliate or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, as amended;
•	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under applicable law; or
•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

No Solicitation. Until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly permitted by the Merger Agreement, KeyW has agreed not to, and has agreed to cause the directors, officers and employees of KeyW and its subsidiaries not to, and has agreed to direct the investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) of KeyW and its subsidiaries not to, directly or indirectly:

•	solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries, expressions of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal (as defined below);
•	participate in any discussions or negotiations with any person regarding a Company Acquisition Proposal;
•	provide (including through access to any data room) any non-public information or data concerning KeyW or any of its subsidiaries to any person in connection with, or that would reasonably be expected to be used for purposes of formulating, any Company Acquisition Proposal;
•	approve or recommend, make any public statement approving or recommending, or enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or contract relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; or
•	submit any Company Acquisition Proposal or any matter related thereto to the vote of the stockholders of KeyW.

Upon the execution of the Merger Agreement, KeyW also agreed, and agreed to cause its subsidiaries and its and their respective Representatives to, (i) immediately cease and cause to be terminated any solicitation, discussions and negotiations with any person conducted prior to the execution of the Merger Agreement with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) promptly terminate access by any such person to any physical or electronic data rooms, and any other access to non-public information or data of KeyW or any of its subsidiaries, made available by KeyW, its subsidiaries or their Representatives and (iii) promptly instruct each person that has previously executed a confidentiality agreement in connection with such person’s consideration of a Company Acquisition Proposal to return to KeyW or destroy any non-public information previously furnished to such person or any of such person’s Representatives by or on behalf of KeyW.

For purposes of the Merger Agreement, “Company Acquisition Proposal” means any inquiry, indication of interest or proposal (other than a proposal or offer by Parent or any of its subsidiaries), in writing or otherwise, concerning or relating to (whether in a single transaction or a series of related transactions):

•	any merger, consolidation, reorganization, share exchange, business combination, issuance or sale of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of KeyW; or (ii) KeyW issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of KeyW;
•	any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets or securities of KeyW or any of its subsidiaries that constitute or account for (i) more than twenty percent (20%) of the consolidated net revenues of KeyW and its subsidiaries, consolidated net income of KeyW and its subsidiaries or consolidated book value of KeyW and its subsidiaries; or (ii) more than twenty percent (20%) of the fair market value of the assets of KeyW and its subsidiaries taken as a whole;
•	any combination of the foregoing; or
•	any liquidation or dissolution of KeyW.

For purposes of the Merger Agreement, “Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal (with all percentages in the definition of Company Acquisition Proposal increased to fifty percent (50%)) on terms which the KeyW Board determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of Shares than the Offer and the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise)), (ii) would reasonably be expected to be completed, taking into account all financial, legal, conditionality, regulatory and other aspects of such proposal and (iii) not subject to any due diligence investigation or financing condition and fully financed with available cash on hand or otherwise fully backed by written financing commitments that are in full force and effect.

Notwithstanding the restrictions described above, from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms, following the receipt by the Company of an unsolicited bona fide written Company Acquisition Proposal, which did not result from a breach of the non-solicitation restrictions in the Merger Agreement, if the KeyW Board determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (i) such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal and (ii) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable law, KeyW may, in response to such Company Acquisition Proposal following prior written notice to Parent:

•	provide access to non-public information regarding KeyW and its subsidiaries to the person who made such Company Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent substantially concurrently and that, prior to furnishing any such information, KeyW receives an executed confidentiality agreement with terms at least as restrictive in all material respects as the restrictions in the confidentiality agreement between KeyW and Parent; and
•	engage or participate in any discussions or negotiations with any such person regarding such Company Acquisition Proposal.

KeyW shall enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any person or group of persons, unless the KeyW Board, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, determines in good faith that any failure to do so would be reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable Law.

KeyW shall promptly (but in any event within twenty-four (24) hours) notify Parent in writing if (i) any written or other inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal are received by KeyW, any of its subsidiaries or any of their respective Representatives, (ii) any non-public information is requested in connection with any Company Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal) from KeyW, any of its subsidiaries or any of their respective Representatives, or (iii) any discussions or negotiations with respect to a Company Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal) are sought to be initiated or continued with KeyW, any of its subsidiaries or any of their respective Representatives, in each case, indicating the name of such person and the material terms and conditions of any proposals or offers and attaching copies of any materials, documents and correspondence related thereto, including any proposed Company Alternative Acquisition Agreements (as defined below) and any related financing commitments. KeyW shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

Change of the KeyW Board Recommendation. Subject to the provisions described below, the KeyW Board has resolved to recommend that KeyW stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “KeyW Board Recommendation.” The KeyW Board has also agreed to include the KeyW Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, the KeyW Board (and each committee thereof) shall not, directly or indirectly:

•	withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the KeyW Board Recommendation, or fail to include the KeyW Board Recommendation in the Schedule 14D-9;
•	approve, recommend, endorse or otherwise declare advisable (or publicly propose or resolve to approve, recommend, endorse or otherwise declare advisable) any Company Acquisition Proposal;

•	make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification, endorsement or modification;
•	submit any Company Acquisition Proposal to the vote of the KeyW stockholders;
•	following the public announcement of any Company Acquisition Proposal, fail to issue a public press release within five (5) business days that the KeyW Board expressly reaffirms the KeyW Board Recommendation;
•	cause or permit KeyW or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement relating to any Company Acquisition Proposal (other than confidentiality agreements in compliance with the non-solicitation restrictions in the Merger Agreement) or requiring KeyW to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement (an “Company Alternative Acquisition Agreement”);
•	approve or recommend, or publicly propose to enter into a Company Alternative Acquisition Agreement; or
•	announce its intention, authorize, commit, resolve or agree to do any of the foregoing.

Any action described in the bullets above is referred to as a “Company Change in Recommendation.”

However, if KeyW receives a Company Acquisition Proposal that did not result from a breach of the non-solicitation restrictions in the Merger Agreement and determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that such proposal constitutes a Company Superior Proposal, the KeyW Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation and/or terminate the Merger Agreement if the following conditions are previously met:

•	KeyW shall have provided to Parent four (4) business days’ prior written notice, which shall state expressly that (i) it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (ii) the material terms and conditions of the Company Acquisition Proposal (including the form and amount of consideration and the identity of the person(s) making the Company Acquisition Proposal), and shall have contemporaneously provided Parent an unredacted copy of the Company Alternative Acquisition Agreement and all other materials documents related thereto (it being understood and agreed that any amendment to the financial terms (including price) or any other material term or condition of such Company Acquisition Proposal shall require a new notice and an additional two (2) business day period) and (iii) the KeyW Board has determined to effect a Company Change in Recommendation and to terminate the Merger Agreement in order to enter into the Company Alternative Acquisition Agreement;
•	KeyW shall have negotiated, and directed its Representatives to negotiate, in good faith with Parent (to the extent Parent elects to negotiate) during such notice period to consider adjustments to the terms and conditions of the Merger Agreement which may be proposed in writing by Parent such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal (it being understood and agreed that, in determining whether to make a Company Change in Recommendation and/or to terminate the Merger Agreement, the KeyW Board shall take into account any changes to the terms of the Merger Agreement proposed in writing by Parent); and
•	the KeyW Board shall have determined, in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that, (i) in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and (ii) the failure to make such Company Change in Recommendation and/or to so terminate the Merger Agreement would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable law.

In addition, at any time prior to the Acceptance Time, upon the occurrence of any Intervening Event (as defined below), the KeyW Board may take an action prohibited by the first or third bullet under the definition of Company Change in Recommendation, only if all of the following conditions are met:

•	KeyW shall have provided to Parent four (4) business days’ prior written notice, which shall (i) set forth in reasonable detail information describing the Intervening Event and the rationale for the Company Change in Recommendation, and (ii) state expressly that the KeyW Board has determined to effect a Company Change in Recommendation;
•	KeyW shall have negotiated, and directed its Representatives to negotiate, in good faith with Parent (to the extent Parent elects to negotiate) during such four (4) business day period to consider revisions to the terms and conditions of the Merger Agreement which may be proposed in writing by Parent so that a Company Change in Recommendation would no longer be necessary; and
•	the KeyW Board shall have determined in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable law.

For purposes of the Merger Agreement, “Intervening Event” means a material favorable event first occurring or first arising after the date of the Merger Agreement that (i) was not known to, or reasonably foreseeable by, any member of the KeyW Board prior to the execution of the Merger Agreement, which event, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the KeyW Board prior to the Acceptance Time, and (ii) does not relate to (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or (B) any (1) changes in the market price or trading volume of the Shares or shares of Parent or (2) KeyW or Parent meeting, failing to meet or exceeding financial performance projections, in each case in and of itself (it being understood that, with respect to each of clause (1) and (2), solely as it relates to KeyW, the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Intervening Event to the extent otherwise satisfying this definition).

None of the provisions described above under the heading “No Solicitation” or in this “Change of the KeyW Board Recommendation” section will prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state law with regard to a Company Acquisition Proposal; provided, that any “stop look and listen” communication to KeyW’s stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the KeyW Board Recommendation is affirmed or remains unchanged.

Access to Information. During the period prior to the Effective Time, KeyW has agreed to, and to cause its subsidiaries to, (i) afford to Parent and its Representatives reasonable access, during normal business hours, to KeyW’s and each of its subsidiaries’ employees, properties, assets, books, records and contracts, and (ii) furnish promptly to Parent all information concerning KeyW’s or any of its subsidiaries’ assets, liabilities, capital stock, business and personnel as may reasonably be requested by Parent or its Representatives, in each case, subject to customary exceptions and limitations.

Reasonable Best Efforts, Consents and Filings. Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement and in accordance with applicable law, each of KeyW and Parent has agreed to cooperate with each other and use, and cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions to consummate and make effective the Offer and the Merger and the other transactions contemplated by the Merger Agreement as expeditiously as possible, including (i) preparing and filing all filings and other information required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Offer and/or the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Offer and the Merger, (v) satisfying the conditions and obligations with respect to any indebtedness of KeyW to the extent necessary to consummate the Merger, (vi) submitting any filings or notifications to the U.S. Department of State’s Directorate of Defense Trade Controls required under Section 122.4 of the ITAR, and (vii) executing and delivering any reasonable additional instruments necessary to consummate the contemplated transactions.

None of the parties shall knowingly take, cause or permit to be taken or omit to take any action which such party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the parties. Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement and in accordance with applicable law, each of Parent and KeyW shall cooperate with each other and keep each other informed with respect to obtaining the required consents under the U.S. antitrust laws and otherwise, and act reasonably, in good faith and as promptly as reasonably practicable.

Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement and in accordance with applicable law, each of the parties has agreed to use its reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental entity in connection with the applicable U.S. antitrust laws and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the contemplated transactions. The parties agreed to take any and all actions necessary to obtain the Consents or waiting period expirations of any governmental entity in connection with the U.S. antitrust laws required to consummate the Offer and the Merger prior to the Outside Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of KeyW or any of KeyW subsidiaries or any of Parent’s or its subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, KeyW or their respective subsidiaries, (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent or KeyW (including any of their respective subsidiaries) and (iv) making, or causing any subsidiaries to make, any commitment, or committing to (or causing any subsidiaries to commit to) make any commitment (to any governmental entity in connection with the U.S. antitrust laws) regarding the future operations of Parent or KeyW (including any of their respective subsidiaries). The taking of any such action is conditioned upon the closing of the Merger.

If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Offer and/or the Merger or any other transaction contemplated by the Merger Agreement as violative of any antitrust law, each of KeyW and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer and/or the Merger.

Employee Matters. For a period of one (1) year following the Effective Time (or, if earlier, until the date of termination of the relevant employee) (the “Continuation Period”), Parent has agreed that each employee of the Company or a subsidiary of the Company who continues to remain employed with the Company or its affiliates following the Effective Time (each, a “Continuing Employee”) will be provided with (i) an annual rate of base salary or base wage that is no less favorable than the base salary or base wages, as applicable, provided to the Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities provided to the Continuing Employee immediately prior to the Effective Time, (iii) to the extent the Continuing Employee was provided a long-term incentive opportunity in the Company’s 2019 fiscal year, a long-term incentive opportunity in Parent’s fiscal year 2020 with a grant date fair value that is consistent with guidelines provided by the Company and (iv) retirement, welfare and other employee benefits (excluding long term incentive opportunities) that are substantially comparable in the aggregate to those provided by the Company and its subsidiaries to the Continuing Employees as of immediately prior to the Effective Time.

Pursuant to the Merger Agreement, Parent will, or will cause to be provided to any Continuing Employee who is laid off, made redundant or whose employment is otherwise involuntarily terminated without cause during the 12-month period following the Effective Time the severance payments and benefits set forth in the Company’s severance guidelines as in effect at the time the Merger Agreement was signed, or the severance payments and benefits payable pursuant to the severance arrangements of Parent or its affiliates in which the Continuing Employees are eligible to participate, if greater, except that if a Continuing Employee is a party to an individual agreement, the terms of the individual agreement will govern the payments and benefits to which the Continuing Employee is entitled in the event of an involuntary termination.

In the event the Effective Time occurs in 2019, Parent agrees, and agrees to cause the Surviving Company, to pay to each Continuing Employee who remains employed by Parent, the Surviving Company or any of their affiliates through September 30, 2019 and to each Continuing Employee who is laid off, made redundant or whose employment is otherwise involuntarily terminated without cause on or before September 30, 2019, a bonus for the 2019 performance period that is equal to the 2019 annual bonus that such Continuing Employee would have been entitled to receive under the Company’s annual cash bonus program based on the Continuing Employee’s actual performance as determined reasonably and in good faith by Parent and prorated to reflect a performance period through September 30, 2019 (or through the date the Continuing Employee is involuntarily terminated without cause, if earlier). The bonus payment will not be paid to a Continuing Employee who is involuntarily terminated if doing so would cause a duplication of benefits under the applicable Company employee benefit plans and arrangements. These prorated bonuses will be paid by Parent or the Surviving Company to Continuing Employees at the same time that Parent or the Surviving Company pays annual bonuses in respect of its 2019 fiscal year to similarly situated employees of Parent and its subsidiaries. Following the Effective Time, Parent will or will cause the Surviving Company to honor all Company employee benefit plans and arrangements (other than those providing for long term incentive opportunities) in accordance with their terms, except that as of September 30, 2019, any Continuing Employee then participating in the Company’s annual cash bonus plan will no longer participate in that plan, and will become eligible to participate in Parent’s annual cash bonus plan.

Parent will or will cause the Surviving Company or its affiliates to use commercially reasonable efforts to waive, or cause its insurance carriers to waive, all preexisting conditions, exclusions or waiting periods that could otherwise apply to any Continuing Employee under the benefit plans provided for such Continuing Employee following the Closing, except to the extent such conditions, exclusions or waiting periods were applicable to the Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Effective Time. In addition, from and after the Effective Time, Parent shall or shall cause the Surviving Company or its affiliates to provide service credit to Continuing Employees for their past service as was recognized by the Company and its subsidiaries as of the Effective Time for purposes of eligibility, vesting, benefits, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as the service that was credited under the Company’s employee benefit plans and arrangements, except past service will not be recognized if doing so would result in a duplication of benefits.

In light of the transaction, the purchase period ongoing under the ESPP at the time of the signing of the Merger Agreement will end on June 28, 2019, or at least ten (10) days prior to the date on which the Effective Time occurs if the Effective Time is prior to June 28, 2019, and the Company will cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase Shares in accordance with the ESPP as of the end of that purchase period. In all events, the Company shall terminate the ESPP prior to the Effective Time. Prior to the Effective Time, the Company will take all actions reasonably necessary to limit any increase of any participant’s contribution rate in the ESPP and will not permit new employees to enroll in the ESPP.

Directors’ and Officers’ Indemnification and Insurance. Parent has agreed that, for a period of six (6) years after the Effective Time, Parent shall ensure that the organizational documents of the Surviving Company contain provisions no less favorable with respect to the indemnification, advancement of expenses and exculpation of present and former directors and officers of KeyW and its subsidiaries than were set forth in KeyW’s organizational documents as of the date of the Merger Agreement. In addition, for a period of six (6) years after the Effective Time, Parent has agreed to, and to cause the Surviving Company to, subject to customary requirements and limitations, indemnify and hold harmless each current and former director and officer of KeyW (each, an “Indemnified Party”) against losses arising out of the fact that such Indemnified Party is or was a director or officer of KeyW, or is or was serving at the request of KeyW as a director or officer of another person prior to the Effective Time, in each case, to the fullest extent that KeyW would have been permitted under Maryland law, any applicable indemnification agreement to which such Indemnified Party was a party in effect on the date of the Merger Agreement (and made available to Parent prior to the date of the Merger Agreement) and KeyW’s organizational documents. Finally, Parent has agreed to cause the Surviving Company to obtain, maintain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as KeyW’s current insurance carrier with respect to directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance, with benefits and levels of coverage at least as favorable as KeyW’s existing policies, with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event will Parent or the Surviving Company be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the last annual premium paid by KeyW for such insurance prior to the date of the Merger Agreement (and in such event, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount).

Transaction Litigation. Each party has agreed to (i) promptly notify the other in writing after acquiring knowledge thereof, of any pending or threatened proceeding related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby that is brought against such party, its subsidiaries and/or any of their respective directors or officers, (ii) keep the other party reasonably informed on a reasonably current basis with respect to the status thereof and (iii) cooperate in the defense and settlement thereof. KeyW has agreed not to settle or enter into any negotiations for settlement of any such proceeding without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Payoff Documentation. KeyW has agreed to use reasonable best efforts to cause the lenders in respect of certain indebtedness of KeyW and its subsidiaries for borrowed money to deliver customary “payoff letters” in respect thereof prior to the Effective Time.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of KeyW and Parent. In addition, the Merger Agreement may be terminated at any time prior to the Acceptance Time under any of the following circumstances:

•	by either Parent or KeyW, if the Merger has not been consummated by the Outside Date. Notwithstanding the foregoing, such right to terminate shall not be available to any party to the Merger Agreement that has breached in any material respect its obligations under the Merger Agreement and that shall have been the primary cause of the failure of the Merger to be consummated by the Outside Date (an “Outside Date Termination”);
•	by either Parent or KeyW if any governmental entity of competent jurisdiction has enacted, issued or entered any law, judgment, order or injunction, or has taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, consummation of the Merger, and in either case, such law, judgment, order, injunction or other action must have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement shall have complied in all material respects with its obligations to use reasonable best efforts to contest and resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging the Offer and/or Merger as violative of any applicable antitrust law; provided, further, that the right to terminate the Merger Agreement will not be available to a party if the issuance of such final, nonappealable judgment was primarily due to the failure of such party, and in the case of Parent, including the failure of Merger Sub, to perform, in all material respects, its obligations under the Merger Agreement;
•	by Parent following a Company Change in Recommendation (a “Change in Recommendation Termination”);
•	by Parent if KeyW breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or any such representation or warranty has become untrue after the date of the Merger Agreement, which breach or failure to be true (i) would give rise to the failure of the Representations Condition, the Covenants Condition or the MAE Condition, and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) thirty (30) days following written notice to KeyW from Parent of such breach or failure and (B) the date that is three (3) business days prior to the Outside Date, but only so long as neither Parent nor Merger Sub is then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement which breach has not been cured (a “KeyW Breach Termination”);
•	by KeyW if (i) the KeyW Board authorizes KeyW, to the extent permitted by and subject to complying with the terms of the non-solicitation restrictions in the Merger Agreement, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a breach of the non-solicitation restrictions in the Merger Agreement, (ii) concurrently with the termination of the Merger Agreement, KeyW enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a breach of the non-solicitation restrictions in the Merger Agreement and (iii) prior to or concurrently with such termination, KeyW pays the Termination Fee (as defined below) to Parent (a “Superior Proposal Termination”);

•	by KeyW if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger, and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Parent prior to the earlier of (A) thirty (30) days following written notice to Parent from KeyW of such breach or failure and (B) the date that is three (3) business days prior to the Outside Date, but only so long as KeyW is not then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement which breach has not been cured; or
•	by KeyW if Merger Sub (or Parent on Merger Sub’s behalf) fails to (i) commence the Offer within fifteen (15) business days after the date of the Merger Agreement (and KeyW shall have given not less than five (5) business days’ prior written notice of such termination to Parent and Parent shall not have commenced the Offer within such period), (ii) accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within one (1) business day after the Expiration Date or (iii) purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) within one (1) business day after the Expiration Date, in the case of clause (ii) and (iii), so long as all Offer Conditions shall have been satisfied (other than those that by their nature are to be satisfied at the Acceptance Time).

Effect of Termination. If the Merger Agreement is terminated and the Offer or Merger is abandoned, the Merger Agreement will become void and of no effect, without any liability on the part of Parent, Merger Sub or KeyW or any of their respective Representatives, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and KeyW, will survive such termination, and (ii) no such termination shall relieve any party from liability for fraud or willful breach of the Merger Agreement prior to such termination.

Termination Fee. KeyW has agreed to pay Parent a termination fee of $21,000,000 in cash (the “Termination Fee”) if:

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination;
•	the Merger Agreement is terminated by KeyW pursuant to a Superior Proposal Termination; or
•	if all of the following occur:
•	a Company Acquisition Proposal shall have been publicly made to KeyW, shall have become publicly known or shall have been made directly to KeyW’s stockholders and, in each case, not publicly withdrawn;
•	thereafter, the Merger Agreement is terminated (i) by KeyW or Parent pursuant to an Outside Date Termination, (ii) by Parent pursuant to a KeyW Breach Termination (solely as a result of KeyW’s breach of any agreement or covenant to be performed or complied with by it under the Merger Agreement) or (iii) for any other reason at a time when Parent could terminate pursuant to an Outside Date Termination or a KeyW Breach Termination (solely as a result of KeyW’s breach of any agreement or covenant to be performed or complied with by it under the Merger Agreement); and
•	within twelve (12) months following the date of such termination, KeyW enters into a definitive contract with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is subsequently consummated; provided, that, for purposes of this provision, references in the definition of the term “Company Acquisition Proposal” to “20% or more” shall be deemed to be replaced by “50% or more.”

If KeyW fails to pay the Termination Fee to Parent when due, and, in order to obtain such payment, Parent commences a suit which results in a judgment against KeyW for the amount of such payment or any portion thereof, KeyW shall also pay Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such payment and the amount of such costs and expenses at the prime rate in effect on the date such payment was required to be paid from such date through the date of full payment thereof.

In the event that the Termination Fee and the other amounts described in the preceding paragraph are paid in full by KeyW, such payments shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under the Merger Agreement, other than in the case of fraud.

Specific Performance. Parent, Merger Sub and KeyW have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. The Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement in the certain specified courts, this being in addition to any other remedy at law or in equity, and the parties to the Merger Agreement are not required to prove actual damages and have waived any requirement for the security or posting of any bond or similar collateral in connection therewith, this being in addition to any other remedy to which they are entitled at law or in equity. Parent, Merger Sub and KeyW have each agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that KeyW or Parent otherwise have an adequate remedy at law.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger are consummated; except that (i) expenses incurred in connection with the filing fees for any filings made under applicable antitrust laws shall be paid by Parent and (ii) except as expressly provided otherwise in the Merger Agreement, all transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including penalties and interest) imposed with respect to the transfer of Shares in connection with the Merger shall be paid by Parent and Merger Sub when due.

Governing Law. The Merger Agreement and any disputes arising under or relating to the Merger Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws that might result in the application of the law of another jurisdiction (other than corporate and securities law matters contained in certain specified sections of the Merger Agreement, including matters relating to the filing of the Articles of Merger and the effects of the Merger, which shall be governed by the MGCL or federal securities laws, as applicable, and all matters relating to the duties of the KeyW Board shall be governed by and construed in accordance with the laws of the State of Maryland without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction).

Confidentiality Agreement

On February 14, 2019, KeyW and Jacobs entered into a non-disclosure agreement that provided KeyW with certain protections in connection with the disclosure of confidential information of KeyW to Jacobs (the “Confidentiality Agreement”). As a condition to being furnished such confidential information, Jacobs agreed, among other things, to keep such Confidential Information confidential and to use such confidential information solely for the purpose of evaluating and engaging in discussing regarding a potential transaction. The foregoing summary of certain provisions of the Confidentiality Agreement is qualified by reference to the complete text of the Confidentiality Agreement itself, which is filed as Exhibit d(2) to the Schedule TO of which this Offer to Purchase forms a part and incorporated by reference herein.

12.	Purpose of the Offer; Plans for KeyW.

Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and all of the equity interests in, KeyW. The Offer, as the first step in the acquisition of KeyW, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased by Merger Sub pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as soon as reasonably practicable thereafter.

If you tender your Shares in the Offer and we accept such Shares for payment and consummate the Offer, you will cease to have any equity interest in KeyW or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in KeyW or any right to participate in its earnings and future growth. Similarly, after our acceptance for payment of any Shares you tender in the Offer or upon the conversion of your Shares into the right to receive the Merger Consideration in the subsequent Merger, you will not bear the risk of any decrease in the value of KeyW.

Merger without a Stockholder Vote. If the Offer is consummated in accordance with Section 3-106.1 of the MGCL, we will not seek the approval of the remaining public stockholders of KeyW before effecting the Merger.

Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would entitle the holder to such shares to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company, together with its parent entities and wholly-owned subsidiaries, owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL has been given to all KeyW stockholders at least thirty (30) days prior to the filing of the articles of merger with the Maryland State Department of Assessments and Taxation in Maryland. A Notice of the Merger pursuant to Section 3-106(e)(1) is being mailed to KeyW stockholders of record with this Offer to Purchase, thereby constituting the notice of merger referred to in this paragraph. Accordingly, if the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that KeyW will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders.

Plans for KeyW. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of KeyW and the KeyW Board shortly thereafter. Parent and Merger Sub are conducting a detailed review of KeyW and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Merger Sub will continue to evaluate the business and operations of KeyW during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of KeyW’s business, operations, capitalization and management with a view to optimizing development of KeyW’s potential in conjunction with KeyW’s and Parent’s existing businesses. We expect that all aspects of KeyW’s business will be fully integrated into Parent. However, plans may change based on further analysis, including changes in KeyW’s business, corporate structure, charter, bylaws, capitalization and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for KeyW,” and Section 13 — “Certain Effects of the Offer,” Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving KeyW (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of KeyW, (iii) any material change in KeyW’s capitalization or dividend policy, (iv) any other material change in KeyW’s corporate structure or business, (v) changes to the management of KeyW, (vi) a class of securities of KeyW being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of KeyW being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

It is possible that certain members of KeyW’s current management team will enter into new employment arrangements with Parent or the Surviving Company after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Company effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Company will consist of the officers of KeyW immediately prior to the Effective Time.

At and immediately after the Effective Time, the articles of incorporation of the Surviving Company will be amended and restated in its entirety so as to read in the same manner as the articles of incorporation of Merger Sub, and the bylaws of Merger Sub in effect at the Effective Time will be the bylaws of the Surviving Company.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as reasonably practicable following the Offer Closing.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Select Market. According to its published guidelines, NASDAQ would consider disqualifying the Shares for listing on The Nasdaq Global Select Market if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400, (b) the bid price for a Share over a thirty (30) consecutive business day period is less than $1.00, (c)(i) KeyW has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten (10) consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of KeyW’s listed securities is less than $50 million over a ten (10) consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten (10) consecutive business day period, or KeyW’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of KeyW, or by any beneficial owner of more than ten percent (10%) of the Shares, will not be considered as being publicly held for this purpose. According to KeyW, there were, as of May 9, 2019, approximately 50,201,126 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from NASDAQ, the market for Shares will be adversely affected. If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of KeyW to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by KeyW to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to KeyW, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of KeyW and persons holding “restricted securities” of KeyW to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause KeyW to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated as soon as possible following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, KeyW will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Merger Agreement or the Offer, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if:

•	the Merger Agreement is terminated in accordance with its terms (the “Termination Condition”);
•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered), together with the Shares then owned by Parent and its direct and indirect wholly-owned subsidiaries, represent less than at least a majority of the Shares then outstanding (the “Minimum Condition”);
•	any governmental entity of competent jurisdiction has enacted, issued or entered any judgment, order, law or other legal restraint which is in effect at the Acceptance Time and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger (the “Governmental Restraint Condition”);
•	any applicable waiting period under the HSR Act, and the rules and regulations promulgated thereunder has not expired or terminated at or prior to the Acceptance Time (the “Regulatory Condition”); the Regulatory Condition has been satisfied as of 3:35 p.m., New York City time, on May 9, 2019, when the parties received early termination of the HSR Act waiting period, effective immediately;
•	since the date of the Merger Agreement, a Company Material Adverse Effect has occurred and is continuing as of the Expiration Date (the “MAE Condition”);
•	(i) the representations and warranties of KeyW contained in Section 3.1 (Organization, Good Standing and Qualification), Section 3.2(a)(iii) (Company Subsidiaries), Section 3.4 (Corporate Authority and Approval) and Section 3.21 (Broker and Finders) of the Merger Agreement were not true and correct in all material respects at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties of KeyW contained in Section 3.3(a) and the first two sentences of Section 3.3(b) (Capital Structure) of the Merger Agreement were not true and correct (except for de minimis inaccuracies) at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); the representations and warranties of KeyW contained in Section 3.8(a) (Absence of Certain Changes) of the Merger Agreement were not true and correct in all respects at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the other representations and warranties of KeyW contained in the Merger Agreement were not true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (the “Representations Condition”);
•	the Company breached or failed to perform or to comply with, in all material respects, the agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time (the “Covenants Condition”);
•	Parent has not received a certificate of KeyW, duly executed by an executive officer of KeyW and dated as of the Acceptance Time, certifying that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied; or
•	the KeyW Board has withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Merger Sub the KeyW Board Recommendation or has made a Company Change in Recommendation.

The foregoing conditions (the “Offer Conditions”) are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition and the Termination Condition (which may not be waived by Parent or Merger Sub without the prior written approval of KeyW), may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by KeyW with the SEC and other information concerning KeyW, we are not aware of any governmental license or regulatory permit that appears to be material to KeyW’s business that would likely be adversely affected by our acquisition of Shares or the Merger as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under the heading “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without significant conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences would not result to KeyW’s business, any of which, under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the provisions of the HSR Act and the rules and regulations thereunder applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a fifteen (15) calendar day waiting period (which expires on the next business day if the 15th day occurs on a weekend or federal holiday) following the applicable filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless a Request For Additional Information or Documentary Material is received from the Antitrust Division or the FTC, early termination of the waiting period is granted, or Jacobs voluntarily (and with the prior written consent of KeyW) withdraws its Premerger Notification and Report Form. At 3:35 p.m., New York City time, on May 9, 2019, the parties received early termination of the HSR Act waiting period, effective immediately. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions of the Offer.”

At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including but not limited to seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Merger Sub, KeyW, or any of their respective subsidiaries or affiliates. United States state attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Reasonable Best Efforts” and Section 15 — “Conditions of the Offer.”

State Takeover Laws. A number of states (including Maryland, where KeyW is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. As a Maryland corporation, KeyW has opted out of Sections 3-601 and 3-602 of the MGCL. In general, under Section 3-602 of the MGCL, a corporation may not engage in any business combination with any interested stockholder or any affiliate of the interested stockholder for a period of five (5) years following the most recent date on which the interested stockholder became an interested stockholder unless certain exemptions apply. Prior to the date of the Merger Agreement, KeyW and the KeyW Board took all action necessary to exempt each of the execution and delivery of the Merger Agreement and the transactions contemplated thereunder, or make not subject, to (i) the provisions of Section 3-602 of the MGCL, and (ii) the Maryland Control Share Acquisition Act (Sections 3-701 through 710 of the MGCL). Except as provided in clauses (i) and (ii), there are no other applicable “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation that would apply to the Merger Agreement or the transactions contemplated thereby, including without limitation, the Offer and the Merger. KeyW represented that there are no provisions of its organizational documents that would require any corporate approval other than any such approval provided for in the Merger Agreement. See Section 15—“Conditions of the Offer.”

KeyW, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of KeyW for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. KeyW has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by KeyW and the consummation by KeyW of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of KeyW, and no other corporate proceedings on the part of KeyW are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would entitle the holder of such shares to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company, together with its parent entities and wholly-owned subsidiaries, owns at least such percentage of the stock of the company to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL has been given to all KeyW stockholders at least thirty (30) days prior to the filing of the articles of merger with the Maryland State Department of Assessments and Taxation in Maryland. A Notice of the Merger pursuant to Section 3-106(e)(1) is being mailed to KeyW stockholders of record with this Offer to Purchase, thereby constituting the notice of merger referred to in this paragraph. Accordingly, if the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that KeyW will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders.

17.	No Appraisal Rights.

Pursuant to Section 3-202 of the MGCL, no appraisal rights are available to the holders of Shares in connection with the Offer or the Merger.

18.	Fees and Expenses.

Parent has retained Okapi Partners LLC to be the information agent and Broadridge Corporate Issuer Solutions, Inc. to be the depositary and paying agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. KeyW has advised Merger Sub that it will file with the SEC on the date hereof its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the KeyW Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning KeyW” above.

Atom Acquisition Sub, Inc.

May 13, 2019

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB

Parent

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of the directors and executive officers of Parent as of May 13, 2019. The current business address of each person identified below is c/o Jacobs Engineering Group Inc., 1999 Bryan Street, Suite 1200, Dallas, Texas 75201, and the business telephone number is (214) 583-8500.

Directors of Parent

Name	Age	Citizenship	Position
Steve J. Demetriou	61	United States	Chair, Chief Executive Officer and President
Christopher M.T. Thompson	71	United States and Canada	Lead Independent Director
Joseph R. Bronson	70	United States	Director, Chair of the Audit Committee
Robert C. Davidson, Jr.	73	United States	Director, Chair of the Nominating and Corporate Governance Committee
General Ralph E. Eberhart	72	United States	Director, Member of the Human Resource and Compensation Committee, Member of the Nominating and Corporate Governance Committee
Linda Fayne Levinson	77	United States	Director, Member of the Audit Committee and Nominating and Corporate Governance Committee
Robert A. McNamara	64	United States	Director, Member of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Peter J. Robertson	72	United States and United Kingdom	Director, Chair of the Human Resource and Compensation Committee
Barry L. Williams	74	United States	Director, Member of the Audit Committee, Member of the Human Resource and Compensation Committee

Steve J. Demetriou is Jacobs’ Chair, Chief Executive Officer and President; he was appointed as a director in 2015. Mr. Demetriou brings international business perspectives and more than 35 years of experience in leadership and senior management roles to the Jacobs Board, including over 15 years in the role of chief executive officer. He brings experience in a variety of industries, including metals, specialty chemicals, oil & gas, manufacturing and fertilizers, which he has gained over the course of his career. His breadth of experience is particularly valuable, given the variety of industries in which the Jacobs’ clients operate. The material positions he has held during the last five (5) years are as follows:

•	Chairman and Chief Executive Officer of Aleris Corporation (2004–2015)
•	Director and a member of the Compensation and Finance Committees of FirstEnergy Corp. (2017–present)
•	Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of Kraton Performance Polymers (2009–2017)
•	Non-Executive Chairman of Foster- Wheeler (2011-2014)
•	Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of OM Group (2005–2015)
•	Co-Chairman of U.S.-Saudi Arabian Business Council
•	Board member of U.S. Chamber of Commerce
•	Board member of Cuyahoga Community College Foundation
•	Member of Dallas Citizen’s Council

•	Member of Dallas Regional Chamber

Christopher M.T. Thompson is the Lead Independent Director; he was appointed as a director in 2012. Mr. Thompson has an extensive background in the mining industry, providing strong knowledge of and management and operational experience in this area to the Jacobs Board, which is particularly valuable given Jacobs’ customers in this industry. Mr. Thompson also provides knowledge of the biotechnology industry, which is also important given Jacobs’ customers in that industry. His international experience brings to the Jacobs Board additional perspective regarding the day to day operations of large organizations as well as corporate best practices. The material positions he has held during the last five (5) years are as follows:

•	Board member of Royal Gold, Inc. (2013–present)
•	Board member of Teck Resources Limited (2003–2015)
•	Board member of Golden Star Resources (2010–2015)
•	Board member of The Colorado School of Mines Foundation (2013–2017)

Joseph R. Bronson is an independent director and is the Chair of the Audit Committee; he was appointed as a director in 2003. Mr. Bronson brings accounting expertise and familiarity with financial statements, financial disclosures, auditing and internal controls to the Board from his prior service as Chief Financial Officer of Applied Materials, Inc. His senior management level experience at large publicly traded companies also brings to the Board additional perspective regarding the day-to-day operations of large organizations as well as corporate best practices. The material positions he has held during the last five (5) years are as follows:

•	Principal and Chief Executive Officer of The Bronson Group, LLC (2014–present)
•	Strategic Advisor of Cowen and Company (2014–present)
•	Advisory Director to GCA/Savvian, LLC (2011–2014)
•	Director of Maxim Integrated Products, Inc. (2007–present)
•	Director of PDF Solutions, Inc. (2014–present)
•	Trustee of Fairfield University
•	Regent of Santa Clara University
•	Regent of Loyola Marymount University
•	Chair of the Advisory Board at the Leavey School of Business at Santa Clara University
•	Trustee of Bellarmine College Preparatory School and past Chair of the Board of Trustees
•	Director of Siltectra, Dresden, Germany

Robert C. Davidson, Jr. is an independent director and is the Chair of the Nominating and Corporate Governance Committee; he was appointed as a director in 2001. Mr. Davidson brings strong leadership, knowledge and experience of strategic and financial matters to the Jacobs Board from his expertise founding and building private companies serving national and international markets during his 30-year career at Surface Protection Industries, Inc., including his service as chief executive officer and chairman. He also brings to the Jacobs Board important knowledge of public company governance through his service on multiple public company boards, including service on compensation committees. The material positions he has held during the last five (5) years are as follows:

•	President of R Davison and Associates (2007–present)
•	Board member of Broad Financial Corporation (2003–present); Chair of the Compensation Committee; Chair of the Internal Asset Review Committee; a member of the Governance Committee; a member of Risk & Compliance Committee
•	Chairman of the Board of Trustees of the Art Center College of Design
•	Board of Directors of Cedars-Sinai Medical Center
•	Board member of the Smithsonian American Art Museum

•	Board member of The Ray Charles Foundation
•	Chairman Emeritus of the Board of Trustees of Morehouse College
•	Member of the Advisory Council at the University of Chicago Graduate School of Business

General Ralph E. Eberhart is an independent director, is a member of the Human Resource and Compensation Committee, and is a member of the Nominating and Corporate Governance Committee; he was appointed as a director in 2012. General Eberhart brings valuable leadership and management skills developed through his military service. His 36-year military career provides the Jacobs Board with valuable experience and knowledge of government and the military, which is particularly valuable given Jacobs’ government and military contracts. The material positions he has held during the last five (5) years are as follows:

•	Director of Rockwell Collins (2007–2018)
•	Director of Triumph Group, Inc. (2010–present)
•	Director of VSE Corporation (2007–present)
•	Trustee of Air Force Academy Endowment
•	Director of Segs4Vets
•	Director of Terma North America Inc.

Linda Fayne Levinson is an independent director, is a member of the Audit Committee, and is a member of the Nominating and Corporate Governance Committee; she was appointed as a director in 1996. Ms. Fayne Levinson’s diverse experience as a consultant, a line executive and a venture investor across a range of industries brings in-depth knowledge of strategy, innovation, technology and operations to the Jacobs Board. Her service on the boards of many global companies, including her service as a Chair of a board, a lead director and as Chair of Compensation and Nominating and Governance committees, provides the Jacobs Board insight regarding compensation strategies and other corporate governance matters, both of which are key areas of focus in today’s corporate environment. The material positions she has held during the last five (5) years are as follows:

•	Chair of the Compensation Committee of NCR Corporation (1997–present)
•	Board member of Hertz (2012–2017); Chair of the Board (2014–2016); Chair of the Nominating and Governance Committee (2014); Chair of the Compensation Committee (2015-2016)
•	Board member of Ingram Micro, Inc. (2004–2016); Chair of the Compensation Committee
•	Board member of Western Union (2006–2016); Chair of the Compensation Committee (2006–2012); a member of the Audit Committee
•	Director of Kount, Inc.
•	Director of ClearPath Robotics
•	Director of Knotel, Inc.
•	Director of BitPesa
•	Member of McKinsey New Venture Advisory Council
•	Member of the U.S. Advisory Board of CVC Capital Partners
•	Senior Advisor of RRE Ventures
•	Former Trustee at Barnard College and chairs the Investment Committee

Robert A. McNamara is an independent director, is a member of the Audit Committee, and is a member of the Nominating and Corporate Governance Committee; he was appointed as a director in 2017. Mr. McNamara has over 35 years of experience managing global businesses in the development, design and delivery of projects in the government, institutional, infrastructure and industrial sectors in senior management positions. He has been responsible for ensuring Lendlease achieves world’s best practices in risk management and operational excellence. He also oversaw Lendlease’s Building, Engineering, and Services businesses in Australia. Prior to this, Mr. McNamara was Chief Executive Officer Americas of Lendlease. The material positions he has held during the last five (5) years are as follows:

•	Group Chief Risk Officer of Lendlease Corporation (2014–2017)
•	Chief Executive Officer of Americas of Lendlease (2010–2014)
•	Board member of UDR, Inc. (2014–present)
•	Past Board member of the US-China Business Council
•	Past Chairman for the Construction Industry Institute’s Technology Implementation Task Force

Peter J. Robertson is an independent director and is the Chair of the Human Resource and Compensation Committee; he was appointed as a director in 2009. Mr. Robertson brings vital knowledge and experience to the Jacobs Board in the oil and gas industry from his 36-year career at Chevron Corporation, which is particularly important given the number of Jacobs’ customers in the energy and refining sector. He also brings valuable international experience in developed and developing countries, including interactions with governments at the highest levels, from his executive experience and the multiple chairmanship and director positions he has held and currently holds. Mr. Robertson also has extensive experience on the boards of not-for-profit entities with global reach and public company boards as well as important accounting know-how and experience with public company financial statements, disclosures and accounting rules from his service as Chief Financial Officer of Chevron USA. The material positions he has held during the last five (5) years are as follows:

•	Director, Chair of Capital Investment Committee and a member of Nomination and Governance Committee and Remuneration Committee of Sasol Limited (2012–present)
•	Director of Sylvan Source, Inc. (2016–present)
•	Co-chairman of the U.S.-Saudi Arabian Business Council (2009–2018)
•	Chairman of the World Affairs Council of Northern California (2009–2018)

Barry L. Williams is an independent director and is a member of the Audit Committee and Human Resource and Compensation Committee; he was appointed as a director in 2017. Mr. Williams brings valuable business and leadership skills to the Jacobs Board from his career leading an investment and consulting company. He has accounting expertise and experience serving as a member of public and private company boards, including service on audit committees. Mr. Williams understands the engineering industry and provides the Board with a valuable perspective, having served as a board member of CH2M HILL Companies, Ltd., which was acquired by Jacobs in 2017, for more than 20 years. The material positions he has held during the last five (5) years are as follows:

•	Managing General Partner of Williams Pacific Ventures (1986–2014)
•	Board member of Navient (2000–present)
•	Board member of PG&E Corporation (1996–2017)
•	Board member of Simpson Manufacturing Co. (1994–2015)
•	Director of CH2M HILL Companies, Ltd. (1995–2017)
•	Trustee of Sutter Health (1992–present)
•	Trustee of Northwestern Mutual Life Insurance Company (1986–2016)

Executive Officers of Parent

Name	Age	Citizenship	Position
Steve J. Demetriou	61	United States	Chair, Chief Executive Officer and President
Kevin C. Berryman	60	United States	Executive Vice President and Chief Financial Officer
Terence D. Hagen	54	United States	Chief Operation Officer
Robert V. Pragada	50	United States	Chief Operation Officer
Joanne Caruso	58	United States	Chief Legal and Administration Officer
William B. Allen, Jr.	55	United States	Senior Vice President and Chief Accounting Officer
Michael R. Tyler	62	United States	Senior Vice President, General Counsel and Chief Compliance Officer

Biographical information for Steve J. Demetrious is included above under the heading “Directors of Parent.”

Kevin C. Berryman is Jacobs’ Executive Vice President and Chief Financial Officer. Mr. Berryman joined Jacobs in December 2014. He served as EVP and CEO for five years at International Flavors and Fragrances Inc., an S&P 500 company where he was responsible for all aspects of finance, strategy, corporate development and information technology. Prior to that, he spent 25 years at Nestlé in a number of finance roles including treasury, mergers & acquisitions, strategic planning and control.

Terence D. Hagen is Jacobs’ Chief Operation Officer. Mr. Hagen joined Jacobs in 1987. He has worked in a number of Jacobs’ market sectors in both senior operational and sales roles. Prior to becoming Chief Operation Officer, he served as President of Aerospace, Technology, Environmental and Nuclear and as Executive Vice President of Global Sales and Marketing. He currently serves on the Board of the Professional Services Council.

Robert V. Pragada is Jacobs’ Chief Operating Officer. Mr. Pragada rejoined Jacobs in February 2016 after serving as President and Chief Executive Officer of The Brock Group since August 2014. From March 2006 to August 2014, he served in executive and senior management capacities with Jacobs.

Joanne Caruso is Jacobs’ Chief Legal and Administration Officer. Ms. Caruso joined Jacobs in 2012. Prior to becoming Chief Legal and Administration Officer, she was Senior Vice President of Human Resources and previously Senior Vice President, Global Litigation. Prior to joining Jacobs, she was a partner in two international law firms, Howrey LLP and Baker & Hostetler LLP.

William B. Allen, Jr. is Jacobs’ Senior Vice President and Chief Accounting Officer. Mr. Allen joined Jacobs in October 2016. He served as Vice President, Finance and Principal Accounting Officer at Lyondellbasell Industries, N.V. from 2013 to 2016. Prior to that, he was with Albemarle Corporation, where he served as Vice President, Corporate Controller and Chief Accounting Officer from 2009 to 2013 after serving in CFO roles for their Catalysts and Fine Chemistry businesses from 2005 to 2009.

Michael R. Tyler is Jacobs’ Senior Vice President, General Counsel and Chief Compliance Officer. Mr. Tyler joined Jacobs in June 2013. He previously served as Executive Vice President, General Counsel and Secretary of Sanmina Corporation, a global electronics manufacturing services provider from April 2007 to June 2013, and Chief Legal and Administration Officer of Gateway, Inc., a computer hardware company, from January 2004 to April 2007.

Merger Sub

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of the directors and executive officers of Merger Sub as of May 13, 2019. The current business address of each person identified below is c/o Jacobs Engineering Group Inc., 1999 Bryan Street, Suite 1200, Dallas, Texas 75201, and the business telephone number is (214) 583-8500. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Age	Citizenship	Position
Steve J. Demetriou	61	United States	Director, Chief Executive Officer and President
Kevin C. Berryman	60	United States	Director, Executive Vice President
Terence D. Hagen	54	United States	Director, Executive Vice President
Michael R. Tyler	62	United States	Secretary

Directors of Merger Sub

Biographical information for Steve J. Demetrious is included above under the heading “Directors of Parent.”

Biographical information for Kevin C. Berryman is included above under the heading “Executive Officers of Parent.”

Biographical information for Terence D. Hagen is included above under the heading “Executive Officers of Parent.”

Executive Officers of Merger Sub

Biographical Information for Steve J. Demetrious is included above under the heading “Directors of Parent.”

Biographical Information for Kevin C. Berryman is included above under the heading “Executive Officers of Parent.”

Biographical Information for Terence D. Hagen is included above under the heading “Executive Officers of Parent.”

Biographical Information for Michael R. Tyler is included above under the heading “Executive Officers of Parent.”

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering via USPS:	If delivering via UPS, Fedex or Courier:

Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1342 Brentwood, NY 11717-0693	Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

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The Information Agent for the Offer is:

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